EXHIBIT 3


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-       )
Filings Under the Public Utility Holding Company Act of 1935 ("Act") _______________, 1998
              Notice is hereby given that the following  filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
              Interested  persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Public Service Company of Oklahoma (70-8887)
              Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), located at 212 East 6th Street, Tulsa, Oklahoma 74119, has filed an application pursuant to Sections 6, 7 and 12 of the Act and Rules 23 and 54 thereunder.
         By order dated December 30, 1996, Commission authorized PSO to acquire up to 4.9% of the voting interest of Nuvest, L.L.C. ("Nuvest"), which provides services to public utility companies through its subsidiaries, Numanco, Inc. ("NI") and Numanco L.L.C. ("Numanco") (collectively, together with Nuvest, "Numanco Companies"), and to guarantee the obligations of the Numanco Companies up to an aggregate $12 million. Public Service Company of Oklahoma, Holding Co. Act Release No. 26638 (December 30, 1996). The aggregate amount of the guarantees authorized was based on the projected financing and cash flow requirements of the Numanco Companies.
         PSO is currently seeking authorization to (i)increase its aggregate capital contribution in Nuvest to $5 million and (ii) increase the current aggregate amount of authorized guarantees from $12,000,000 to $18,000,000, based on increased operating capital requirements of the Numanco Companies. PSO will maintain its 70% interest in the total capital contributions, profits and losses of Nuvest, and its voting interest shall remain at 4.9%. PSO will also receive an annual non-cash dividend on the additional $4,300,000 investment at an interest rate equal to Numanco's then current cost of debt.
              For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                                  Jonathan G. Katz
                                                  Secretary


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